UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

PERSONALIS, INC.

(Name of the Issuer)

Personalis, Inc.

Tempus AI, Inc.

Aviary Development, Inc.

Toucan Development, LLC

Eric Lefkofsky

(Names of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

71535D106

(CUSIP Number of Class of Securities)

Eric Lefkofsky Chief Executive Officer, Founder and Chairman Tempus AI, Inc. 600 West Chicago Avenue, Suite 510 Chicago, Illinois 60654 (800) 976-5448	Christopher Hall Chief Executive Officer Personalis, Inc. 6600 Dumbarton Circle Fremont, California 94555 (650) 752-1300

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Bradley C. Faris Tessa Bernhardt Jana Kovich Latham & Watkins LLP 330 North Wabash Avenue, Suite 2800 Chicago, IL 60611 (312) 876-7700	Bill Roegge Laura Berezin Cooley LLP 55 Hudson Yards New York, NY 10001 (212) 479-6000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☒	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Transaction Statement”), together with the exhibits hereto, is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person” and collectively, the “Filing Persons”): (i) Personalis, Inc., a Delaware corporation (“Personalis”), and the issuer of the common stock, par value $0.0001 per share (“Personalis Common Stock,” and the holders thereof, the “Personalis Stockholders”), that is subject to the Rule 13e3 transaction; (ii) Tempus AI, Inc., a Nevada corporation (“Tempus”), (iii) Aviary Development, Inc., a Delaware corporation and a wholly owned subsidiary of Tempus (“Merger Sub I”), (iv) Toucan Development, LLC, a Nevada limited liability company and a wholly owned subsidiary of Tempus (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), and (v) Eric Lefkofsky.

This Transaction Statement relates to the Agreement and Plan of Merger, dated July 20, 2026 (as it may be amended, amended and restated or otherwise modified from time to time, the “Merger Agreement”), by and among Personalis, Tempus, Merger Sub I, and Merger Sub II, pursuant to which (i) Merger Sub I will merge with and into Personalis (the “First Merger”), with Personalis surviving the First Merger as a wholly owned subsidiary of Tempus (such surviving corporation, the “First Surviving Company”), and (ii) as part of the same overall transaction, immediately after the First Merger becomes effective (such date and time as the First Merger becomes effective, the “Effective Time”), the First Surviving Company will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Tempus (the “Surviving Company”).

Under the terms of the Merger Agreement, at the Effective Time, each share of Personalis Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Personalis Common Stock that are owned or held in treasury by Personalis or are owned by Tempus, Merger Sub I, Merger Sub II or their controlled affiliates (such shares, the “Cancelled Shares”) and shares of Personalis Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares in accordance with the Delaware General Corporation Law, as amended (such shares, the “Dissenting Shares”)) (such shares other than the Cancelled Shares and the Dissenting Shares, the “Eligible Shares”) will be automatically converted into the right to receive, in accordance with, and subject to the terms, conditions and procedures set forth in, the Merger Agreement, the following consideration (collectively, the “Merger Consideration”):

•

a number of validly issued, fully paid and nonassessable shares of Class A common stock, par value $0.0001 per share (“Tempus Class A Common Stock”) equal to the “Exchange Ratio,” which will be: (a) 0.3356, if the Tempus Stock Price (as defined in the Merger Agreement) is equal to or less than $48.42 (the “Floor Price”); or (b) the quotient of $16.25 divided by the Tempus Stock Price, if the Tempus Stock Price exceeds the Floor Price (in each case, the “Stock Consideration”); provided, however, that, at any time prior to the third business day prior to the closing of the First Merger, Tempus may elect (a “Tempus Cash Election”) to pay cash for up to 50% of the aggregate number of outstanding shares of Personalis Common Stock (subject to potential reduction to preserve the intended tax treatment of the Mergers). If Tempus makes a Tempus Cash Election, each Personalis Stockholder will receive: (i) $16.25 per share in cash, without interest (the “Cash Consideration”) (which may include a fraction of a share and, in that context, will be rounded to the nearest four decimal places), for such holder’s pro rata portion of the shares of Personalis Common Stock subject to the Tempus Cash Election, and (ii) the Stock Consideration for the holder’s remaining shares;

•	cash in lieu of any fractional shares of Tempus Class A Common Stock, calculated based on the Tempus Stock Price, without any separately bargained-for consideration; and

•	such amounts of post-closing distributions payable in respect of the Tempus Class A Common Stock issuable in the First Merger, if any.

The First Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), or at such later date and time as is specified in such certificate of merger and agreed by the parties. Immediately after the First Merger, the Second Merger will become effective upon (i) the filing of a certificate of merger with the Delaware Secretary of State, and (ii) the filing of articles of merger with the Nevada Secretary of State, or at such later date and time as is specified therein and agreed by the parties.

Holders of Tempus Class A Common Stock and Class B common stock, par value $0.0001 per share, of Tempus (“Tempus Class B Common Stock” and, collectively with Tempus Class A Common Stock, “Tempus Common Stock”) prior to the Mergers will continue to own their existing shares of Tempus Common Stock.

The closing of the First Merger will take place by electronic exchange of deliverables as promptly as practicable, and in any event no later than 8:00 a.m. (New York City time) on the third business day after the satisfaction or, to the extent permitted under the Merger Agreement and applicable law, waiver of the closing conditions set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the closing of the First Merger, but subject to the satisfaction or, to the extent permitted by applicable law, waiver, of such conditions), unless another date, time or place is agreed in writing by Tempus and Personalis (the “Closing”). The date on which the Closing takes place is referred to herein as the “Closing Date.”

The board of directors of Tempus (the “Tempus Board”) has unanimously (a) determined that the Merger Agreement and the various transactions contemplated by the Merger Agreement (the “Transactions”), including the Mergers and the payment of the Merger Consideration, are advisable and in the best interests of Tempus and its stockholders and (b) approved the Merger Agreement and the Transactions, including the Mergers and the Merger Consideration, on the terms and subject to the conditions set forth in the Merger Agreement.

The board of directors of Personalis (the “Personalis Board”) has unanimously (a) determined that the terms of the Merger Agreement and the Transactions, including the Mergers, are fair to, and in the best interests of, Personalis and Personalis Stockholders, (b) determined that it is in the best interests of Personalis and Personalis Stockholders and declared it advisable to enter into the Merger Agreement, (c) approved the execution and delivery by Personalis of the Merger Agreement, the performance by Personalis of its covenants and agreements contained therein and the consummation of the Mergers and the other transactions contemplated thereby upon the terms and subject to the conditions contained therein, and (d) subject to the terms and conditions set forth in the Merger Agreement, resolved to recommend that Personalis Stockholders adopt the Merger Agreement.

In connection with the Mergers, Personalis will hold a special meeting of its stockholders (as the same may be adjourned or postponed, the “Personalis Special Meeting”). At the Personalis Special Meeting, the Personalis Stockholders will be asked to consider and vote on proposals to (i) adopt the Merger Agreement and thereby approve the transactions contemplated thereby, including the Mergers (the “Merger Proposal”), (ii) approve, on a nonbinding, advisory basis, compensation that will or may become payable by Personalis to its named executive officers in connection with the Mergers (the “Merger Compensation Proposal”), and (iii) approve one or more adjournments of the Personalis Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Personalis Special Meeting to approve the Merger Proposal (the “Adjournment Proposal”). Concurrently with the execution of the Merger Agreement, Personalis entered into a Voting Agreement (the “Voting Agreement”) with Merck Sharp & Dohme LLC (“Merck”), which beneficially owns shares of Personalis Common Stock representing approximately 13% of the voting power of the outstanding shares of Personalis Common Stock as of July 20, 2026. Under the Voting Agreement, Merck agreed to, among other things, vote all shares of Personalis Common Stock owned of record or beneficially by Merck, or over which Merck exercises voting power, in favor of the adoption of the Merger Agreement and the approval of the Mergers and the other transactions contemplated by the Merger Agreement, and against any competing Acquisition Proposal, at the Personalis Special Meeting.

Concurrently with the filing of this Transaction Statement, Tempus is filing with the SEC a Registration Statement on Form S-4, which includes a prospectus of Tempus and a proxy statement of Personalis (the “Proxy Statement/Prospectus”) in connection with the Merger Agreement and the transactions contemplated thereby. A copy of the Proxy Statement/Prospectus is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached as Annex A to the Proxy Statement/Prospectus. All references in this Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act. As of the date hereof, the Proxy Statement/Prospectus is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement/Prospectus.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement/Prospectus, including all annexes thereto, is expressly incorporated by reference in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement/Prospectus and the annexes thereto. The cross-references below are being supplied pursuant to General Instructions G to Schedule 13E-3 and show the location in the Proxy Statement/Prospectus of the information required to be included in response to the items of Schedule 13E-3.

Although each of the Filing Persons acknowledges that the Mergers may collectively be deemed to constitute a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that Personalis is “controlled” by any of the Filing Persons and/or their respective affiliates.

All information concerning Personalis contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement/Prospectus was supplied by Personalis. Similarly, all information concerning any other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement/Prospectus was supplied by such Filing Person.

ITEM 1.	SUMMARY TERM SHEET

Regulation M-A Item 1001

The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

ITEM 2.	SUBJECT COMPANY INFORMATION

Regulation M-A Item 1002

(a)	Name and Address. Personalis’ name, and the address and telephone number of its principal executive offices are:

Personalis, Inc.

6600 Dumbarton Circle

Fremont, California 94555

(650) 752-1300

(b)	Securities. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Mergers on the Parent Filing Parties”

“SPECIAL MEETING OF PERSONALIS STOCKHOLDERS—Record Date; Stockholders Entitled to Vote”

“IMPORTANT INFORMATION REGARDING PERSONALIS—Security Ownership of Certain Beneficial Holders and Management of Personalis”

“COMPARISON OF STOCKHOLDERS’ RIGHTS”

(c)	Trading Market and Price. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING PERSONALIS—Price Range of Personalis Common Stock”

(d)	Dividends. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“THE MERGER AGREEMENT—Conduct of Personalis’ Business Pending the Mergers”

“THE MERGER AGREEMENT—Conduct of Tempus’ Business Pending the Mergers”

“IMPORTANT INFORMATION REGARDING PERSONALIS—Dividends”

“COMPARISON OF STOCKHOLDERS’ RIGHTS”

(e)	Prior Public Offerings. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING PERSONALIS—Prior Public Offerings”

“IMPORTANT INFORMATION REGARDING PERSONALIS—Prior Sales of Unregistered Securities”

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING PERSONALIS—Prior Sales of Unregistered Securities”

“IMPORTANT INFORMATION REGARDING PERSONALIS—Purchases in Connection with the Mergers”

“IMPORTANT INFORMATION REGARDING TEMPUS—Prior Personalis Stock Purchases”

“IMPORTANT INFORMATION REGARDING SCHEDULE 13E-3 FILING PARTIES OTHER THAN TEMPUS AND PERSONALIS—Prior Personalis Stock Purchases”

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

Regulation M-A Item 1003

(a) – (b) Name and Address; Business and Background of Entities. Personalis is the issuer of the equity securities that are the subject of the Rule 13e-3 transaction reported hereby. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Parties to the Mergers”

“PARTIES TO THE MERGERS”

“IMPORTANT INFORMATION REGARDING PERSONALIS—Business and Background of Directors and Executive Officers of Personalis”

“IMPORTANT INFORMATION REGARDING TEMPUS—Business and Background of Directors and Executive Officers of Tempus”

“IMPORTANT INFORMATION REGARDING SCHEDULE 13E-3 FILING PARTIES OTHER THAN TEMPUS AND PERSONALIS—Name and Address; Business and Background of Schedule 13E-3 Individual Filing Parties Other than Tempus and Personalis”

“WHERE YOU CAN FIND MORE INFORMATION”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING PERSONALIS—Business and Background of Directors and Executive Officers of Personalis”

“IMPORTANT INFORMATION REGARDING TEMPUS—Business and Background of Directors and Executive Officers of Tempus”

“IMPORTANT INFORMATION REGARDING SCHEDULE 13E-3 FILING PARTIES OTHER THAN TEMPUS AND PERSONALIS—Name and Address; Business and Background of Schedule 13E-3 Individual Filing Parties Other than Tempus and Personalis”

“WHERE YOU CAN FIND MORE INFORMATION”

ITEM 4.	TERMS OF THE TRANSACTION

Regulation M-A Item 1004

(a)	(1) Material Terms – Tender Offers. Not applicable.

(a)	(2) Material Terms – Merger or Similar Transactions. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“RISK FACTORS”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—General”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of Personalis for the Mergers; Recommendation of the Personalis Board; Fairness”

“SPECIAL FACTORS—Reasons for the Mergers of the Parent Filing Parties; Fairness”

“SPECIAL FACTORS—Intent to Vote”

“SPECIAL FACTORS—Unaudited Prospective Financial Information – Personalis”

“SPECIAL FACTORS—Unaudited Prospective Financial Information – Tempus”

“SPECIAL FACTORS—Opinion of Morgan Stanley & Co. LLC”

“SPECIAL FACTORS—Plans for Personalis After the Mergers”

“SPECIAL FACTORS—Certain Effects of the Mergers on Personalis”

“SPECIAL FACTORS—Certain Effects of the Mergers on the Parent Filing Parties”

“SPECIAL FACTORS—Governance of Personalis After the Mergers”

“SPECIAL FACTORS—Interests of Tempus Directors and Officers in the Mergers”

“SPECIAL FACTORS—Interests of Personalis Directors and Officers in the Mergers”

“SPECIAL FACTORS—Regulatory Approvals”

“SPECIAL FACTORS—Accounting Treatment of the Mergers”

“SPECIAL FACTORS—Delisting and Deregistration of Personalis Common Stock”

“SPECIAL FACTORS—Litigation Relating to the Mergers”

“THE MERGER AGREEMENT”

“COMPARISON OF STOCKHOLDERS’ RIGHTS”

“SPECIAL MEETING OF PERSONALIS STOCKHOLDERS—Required Vote”

“MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS”

“Annex A: Merger Agreement”

(c)	Different Terms. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Interests of Tempus Directors and Officers in the Mergers”

“SPECIAL FACTORS—Interests of Personalis Directors and Officers in the Mergers”

“THE MERGER AGREEMENT—Treatment of Personalis Equity Awards”

“THE MERGER AGREEMENT—Employee Matters”

“THE MERGER AGREEMENT—Indemnification; Directors and Officers Insurance”

“PROPOSAL 2—NON-BINDING ADVISORY VOTE ON MERGER COMPENSATION PROPOSAL”

“Annex A: Merger Agreement”

(d)	Appraisal Rights. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Appraisal Rights”

“RISK FACTORS”

“QUESTIONS AND ANSWERS”

“SPECIAL MEETING OF PERSONALIS STOCKHOLDERS—Appraisal Rights”

“THE MERGER AGREEMENT—Appraisal Rights”

“COMPARISON OF STOCKHOLDERS’ RIGHTS”

“APPRAISAL RIGHTS”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Availability of Documents”

(f)	Eligibility for Listing or Trading. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Listing of Tempus’ Class A Common Stock and Delisting and Deregistration of Personalis Common Stock”

“QUESTIONS AND ANSWERS”

“THE MERGER AGREEMENT—Conditions to the Mergers”

“DELISTING AND DEREGISTRATION OF PERSONALIS COMMON STOCK”

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Regulation M-A Item 1005

(a)	(1) – (2) Transactions. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Interests of Tempus Directors and Officers in the Mergers”

“SPECIAL FACTORS—Interests of Personalis Directors and Officers in the Mergers”

“SPECIAL FACTORS—Certain Related Party Agreements between Tempus and Other Filing Parties”

“IMPORTANT INFORMATION REGARDING PERSONALIS—Prior Sales of Unregistered Securities”

“IMPORTANT INFORMATION REGARDING PERSONALIS—Past Contacts, Transactions, Negotiations and Agreements”

(b)–(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of Personalis for the Mergers; Recommendation of the Personalis Board; Fairness”

“SPECIAL FACTORS—Reasons for the Mergers of the Parent Filing Parties; Fairness”

“SPECIAL FACTORS—Interests of Tempus Directors and Officers in the Mergers”

“SPECIAL FACTORS—Interests of Personalis Directors and Officers in the Mergers”

“SPECIAL FACTORS—Certain Related Party Agreements between Tempus and Other Filing Parties”

“THE MERGER AGREEMENT”

“IMPORTANT INFORMATION REGARDING PERSONALIS—Prior Sales of Unregistered Securities”

“IMPORTANT INFORMATION REGARDING PERSONALIS—Past Contacts, Transactions, Negotiations and Agreements”

“Annex A: Merger Agreement”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Certain Effects of the Mergers on Personalis”

“SPECIAL FACTORS—Certain Effects of the Mergers on the Parent Filing Parties”

“SPECIAL FACTORS—Interests of Tempus Directors and Officers in the Mergers”

“SPECIAL FACTORS—Interests of Personalis Directors and Officers in the Mergers”

“THE MERGER AGREEMENT”

“THE VOTING AGREEMENT”

“IMPORTANT INFORMATION REGARDING PERSONALIS—Prior Sales of Unregistered Securities”

“IMPORTANT INFORMATION REGARDING PERSONALIS—Past Contacts, Transactions, Negotiations and Agreements”

“Annex A: Merger Agreement”

“Annex F: Voting Agreement”

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Reasons for the Mergers of the Parent Filing Parties; Fairness”

“SPECIAL FACTORS—Certain Effects of the Mergers on Personalis”

“SPECIAL FACTORS—Certain Effects of the Mergers on the Parent Filing Parties”

“SPECIAL FACTORS—Delisting and Deregistration of Personalis Common Stock”

“THE MERGER AGREEMENT—Merger Consideration; Proration”

“DELISTING AND DEREGISTRATION OF PERSONALIS COMMON STOCK”

“Annex A: Merger Agreement”

(c)	(1) – (8) Plans. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of Personalis for the Mergers; Recommendation of the Personalis Board; Fairness”

“SPECIAL FACTORS—Reasons for the Mergers of the Parent Filing Parties; Fairness”

“SPECIAL FACTORS—Plans for Personalis After the Mergers”

“SPECIAL FACTORS—Certain Effects of the Mergers on Personalis”

“SPECIAL FACTORS—Certain Effects of the Mergers on the Parent Filing Parties”

“SPECIAL FACTORS—Governance of Personalis After the Mergers”

“SPECIAL FACTORS—Interests of Tempus Directors and Officers in the Mergers”

“SPECIAL FACTORS—Interests of Personalis Directors and Officers in the Mergers”

“SPECIAL FACTORS—Delisting and Deregistration of Personalis Common Stock”

“THE MERGER AGREEMENT”

“DELISTING AND DEREGISTRATION OF PERSONALIS COMMON STOCK”

“Annex A: Merger Agreement”

“Annex F: Voting Agreement”

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Regulation M-A Item 1013

(a)	Purposes. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of Personalis for the Mergers; Recommendation of the Personalis Board; Fairness”

“SPECIAL FACTORS—Reasons for the Mergers of the Parent Filing Parties; Fairness”

“SPECIAL FACTORS—Plans for Personalis After the Mergers”

“SPECIAL FACTORS—Certain Effects of the Mergers on Personalis”

“SPECIAL FACTORS—Certain Effects of the Mergers on the Parent Filing Parties”

“SPECIAL FACTORS—Interests of Tempus Directors and Officers in the Mergers”

“SPECIAL FACTORS—Interests of Personalis Directors and Officers in the Mergers”

(b)	Alternatives. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of Personalis for the Mergers; Recommendation of the Personalis Board; Fairness”

“SPECIAL FACTORS—Reasons for the Mergers of the Parent Filing Parties; Fairness”

“SPECIAL FACTORS—Unaudited Prospective Financial Information – Personalis”

“SPECIAL FACTORS—Unaudited Prospective Financial Information – Tempus”

(c)	Reasons. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of Personalis for the Mergers; Recommendation of the Personalis Board; Fairness”

“SPECIAL FACTORS—Reasons for the Mergers of the Parent Filing Parties; Fairness”

“SPECIAL FACTORS—Unaudited Prospective Financial Information – Personalis”

“SPECIAL FACTORS—Unaudited Prospective Financial Information – Tempus”

“SPECIAL FACTORS—Opinions of Personalis’ Financial Advisors”

“SPECIAL FACTORS—Opinion of Morgan Stanley & Co. LLC”

“SPECIAL FACTORS—Plans for Personalis After the Mergers”

“SPECIAL FACTORS—Certain Effects of the Mergers on Personalis”

“SPECIAL FACTORS—Certain Effects of the Mergers on the Parent Filing Parties”

“SPECIAL FACTORS—Interests of Personalis Directors and Officers in the Mergers”

“Annex B: Opinion of Centerview Partners LLC”

“Annex C: Opinion of TD Securities (USA) LLC”

“Annex D: Opinion of Morgan Stanley & Co. LLC”

(d)	Effects. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of Personalis for the Mergers; Recommendation of the Personalis Board; Fairness”

“SPECIAL FACTORS—Reasons for the Mergers of the Parent Filing Parties; Fairness”

“SPECIAL FACTORS—Plans for Personalis After the Mergers”

“SPECIAL FACTORS—Certain Effects of the Mergers on Personalis”

“SPECIAL FACTORS—Certain Effects of the Mergers on the Parent Filing Parties”

“SPECIAL FACTORS—Governance of Personalis After the Mergers”

“SPECIAL FACTORS—Interests of Tempus Directors and Officers in the Mergers”

“SPECIAL FACTORS—Interests of Personalis Directors and Officers in the Mergers”

“SPECIAL FACTORS—Accounting Treatment of the Mergers”

“SPECIAL FACTORS—Delisting and Deregistration of Personalis Common Stock”

“THE MERGER AGREEMENT”

“IMPORTANT INFORMATION REGARDING PERSONALIS—Costs to Personalis of the Mergers”

“MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS”

“COMPARISON OF STOCKHOLDERS’ RIGHTS”

“APPRAISAL RIGHTS”

“DELISTING AND DEREGISTRATION OF PERSONALIS COMMON STOCK”

“Annex A: Merger Agreement”

ITEM 8.	FAIRNESS OF THE TRANSACTION

Regulation M-A Item 1014

(a) – (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of Personalis for the Mergers; Recommendation of the Personalis Board; Fairness”

“SPECIAL FACTORS—Reasons for the Mergers of the Parent Filing Parties; Fairness”

“SPECIAL FACTORS—Opinions of Personalis’ Financial Advisors”

“SPECIAL FACTORS—Opinion of Morgan Stanley & Co. LLC”

“Annex B: Opinion of Centerview Partners LLC”

“Annex C: Opinion of TD Securities (USA) LLC”

“Annex D: Opinion of Morgan Stanley & Co. LLC”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Purpose and Reasons of Personalis for the Mergers; Recommendation of the Personalis Board; Fairness”

“SPECIAL MEETING OF PERSONALIS STOCKHOLDERS—Required Vote”

“COMPARISON OF STOCKHOLDERS’ RIGHTS”

“PROPOSAL 1—THE MERGER PROPOSAL”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of Personalis for the Mergers; Recommendation of the Personalis Board; Fairness”

“SPECIAL FACTORS—Certain Effects of the Mergers on Personalis”

“SPECIAL FACTORS—Certain Effects of the Mergers on the Parent Filing Parties”

“SPECIAL FACTORS—Interests of Personalis Directors and Officers in the Mergers”

(e)	Approval of Directors. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of Personalis for the Mergers; Recommendation of the Personalis Board; Fairness”

“SPECIAL FACTORS—Interests of Personalis Directors and Officers in the Mergers”

“PROPOSAL 1—THE MERGER PROPOSAL”

(f)	Other Offers. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of Personalis for the Mergers; Recommendation of the Personalis Board; Fairness”

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Regulation M-A Item 1015

(a) – (b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal.

Each of the following discussion materials are filed as Exhibits (c)(4) through (c)(17) hereto and are incorporated herein by reference, as follows:

i.	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated February 2, 2026

ii.	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated February 6, 2026

iii.	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated April 28, 2026

iv.	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated May 29, 2026

v.	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated June 5, 2026

vi.	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated June 19, 2026

vii.	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated June 25, 2026

viii.	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated June 30, 2026

ix.	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated July 2, 2026

x.	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated July 10, 2026

xi.	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated July 15, 2026

xii.	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated July 18, 2026

xiii.	Discussion materials prepared by Centerview Partners LLC and provided to the Personalis Board, dated July 19, 2026

xiv.	Discussion materials prepared by TD Securities (USA) LLC and provided to the Personalis Board, dated July 19, 2026

The discussion materials prepared by Morgan Stanley & Co. LLC and provided to the Tempus Board, dated July 18, 2026 and July 19, 2026 are filed as Exhibit (c)(18) and Exhibit (c)(19), respectively, hereto and are incorporated herein by reference.

The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of Personalis for the Mergers; Recommendation of the Personalis Board; Fairness”

“SPECIAL FACTORS—Opinions of Personalis’ Financial Advisors”

“SPECIAL FACTORS—Opinion of Morgan Stanley & Co. LLC”

“Annex B: Opinion of Centerview Partners LLC”

“Annex C: Opinion of TD Securities (USA) LLC”

“Annex D: Opinion of Morgan Stanley & Co. LLC”

(c)	Availability of Documents. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Availability of Documents”

“WHERE YOU CAN FIND MORE INFORMATION”

The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of Personalis during its regular business hours by any interested equity security holder of Personalis Common Stock or by any representative who has been so designated in writing upon written request and at the expense of the requesting holder of Personalis Common Stock.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Regulation M-A Item 1007

(a)  – (b) Source of Funds; Conditions. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“RISK FACTORS—Risks Related to the Combined Company Upon Completion of the Mergers—The combined company’s debt may limit its financial flexibility and adversely affect its financial condition, liquidity and results of operations.”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of Personalis for the Mergers; Recommendation of the Personalis Board; Fairness”

“SPECIAL FACTORS—Financing of the Mergers”

“THE MERGER AGREEMENT—Merger Consideration; Proration”

(c)	Expenses. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Termination Fees and Expenses”

“RISK FACTORS—Risks Related to the Mergers—Tempus and Personalis may incur substantial transaction-related costs in connection with the Mergers.”

“THE MERGER AGREEMENT—Expenses”

“THE MERGER AGREEMENT—Termination Fee”

“IMPORTANT INFORMATION REGARDING PERSONALIS—Costs to Personalis of the Mergers”

(d)	Borrowed Funds. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Financing of the Mergers”

“RISK FACTORS”

“THE MERGER AGREEMENT—Merger Consideration; Proration”

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Regulation M-A Item 1008

(a)	Securities Ownership. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Parties to the Mergers”

“PARTIES TO THE MERGERS”

“THE MERGER AGREEMENT”

“IMPORTANT INFORMATION REGARDING PERSONALIS—Business and Background of Directors and Executive Officers of Personalis”

“IMPORTANT INFORMATION REGARDING PERSONALIS—Security Ownership of Certain Beneficial Holders and Management of Personalis”

“IMPORTANT INFORMATION REGARDING TEMPUS—Security Ownership of Certain Beneficial Holders and Management of Tempus”

“IMPORTANT INFORMATION REGARDING TEMPUS—Business and Background of Directors and Executive Officers of Tempus”

“IMPORTANT INFORMATION REGARDING SCHEDULE 13E-3 FILING PARTIES OTHER THAN TEMPUS AND PERSONALIS—Name and Address; Business and Background of Schedule 13E-3 Individual Filing Parties Other Than Tempus and Personalis”

(b)	Securities Transactions. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“THE MERGER AGREEMENT”

“THE VOTING AGREEMENT”

“IMPORTANT INFORMATION REGARDING TEMPUS—Prior Personalis Stock Purchases”

“IMPORTANT INFORMATION REGARDING SCHEDULE 13E-3 FILING PARTIES OTHER THAN TEMPUS AND PERSONALIS—Prior Personalis Stock Purchases”

“Annex A: Merger Agreement”

“Annex F: Voting Agreement”

ITEM 12.	THE SOLICITATION OR RECOMMENDATION

Regulation M-A Item 1012

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS—What is the vote required to approve each proposal at the Personalis Special Meeting?”

“SPECIAL FACTORS—Intent to Vote”

“SPECIAL MEETING OF PERSONALIS STOCKHOLDERS—Voting by the Personalis Directors and Executive Officers”

“THE MERGER AGREEMENT”

“THE VOTING AGREEMENT”

(e)	Recommendations of Others. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS—How does the Personalis Board recommend that the Personalis Stockholders vote?”

“SPECIAL FACTORS—Purpose and Reasons of Personalis for the Mergers; Recommendation of the Personalis Board; Fairness”

“SPECIAL FACTORS—Interests of Personalis Directors and Officers in the Mergers”

“THE MERGER AGREEMENT—No Change in Board Recommendation; No Entry into Alternative Transactions”

“PROPOSAL 1—THE MERGER PROPOSAL”

ITEM 13.	FINANCIAL STATEMENTS

Regulation M-A Item 1010

(a)

Financial Information. The audited consolidated financial statements of Personalis for the fiscal years ended December 31, 2025 and 2024 are incorporated herein by reference to Personalis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed on February 26, 2026 (see “Item 8. Financial Statements and Supplementary Data” beginning on page 69). The consolidated financial statements set forth in Item 1 of Personalis’ Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed on August 4, 2026, are incorporated herein by reference.

The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Certain Effects of the Mergers on Personalis”

“SPECIAL FACTORS—Certain Effects of the Mergers on the Parent Filing Parties”

“SPECIAL FACTORS—Unaudited Prospective Financial Information – Personalis”

“SPECIAL FACTORS—Unaudited Prospective Financial Information – Tempus”

“IMPORTANT INFORMATION REGARDING PERSONALIS—Book Value per Share”

“WHERE YOU CAN FIND MORE INFORMATION”

(b)	Pro Forma Information. Not applicable.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Regulation M-A Item 1009

(a)  – (b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of Personalis for the Mergers; Recommendation of the Personalis Board; Fairness”

“SPECIAL FACTORS—Interests of Personalis Directors and Officers in the Mergers”

“SPECIAL MEETING OF PERSONALIS STOCKHOLDERS—General”

“SPECIAL MEETING OF PERSONALIS STOCKHOLDERS—Solicitations of Proxies”

ITEM 15.	ADDITIONAL INFORMATION

Regulation M-A Item 1011

(b)	Golden Parachute Compensation. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference.

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Certain Effects of the Mergers on Personalis”

“SPECIAL FACTORS—Certain Effects of the Mergers on the Parent Filing Parties”

“SPECIAL FACTORS—Interests of Tempus Directors and Officers in the Mergers”

“SPECIAL FACTORS—Interests of Personalis Directors and Officers in the Mergers”

“THE MERGER AGREEMENT—Effects of the Mergers; Directors and Officers”

“THE MERGER AGREEMENT—Treatment of Personalis Equity Awards”

“PROPOSAL 2—NON-BINDING ADVISORY VOTE ON MERGER COMPENSATION PROPOSAL”

“Annex A: Merger Agreement”

(c)	Other Material Information. The information set forth in the Proxy Statement/Prospectus, including all annexes thereto, is incorporated herein by reference.

ITEM 16.	EXHIBITS

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)	Proxy Statement/Prospectus (incorporated herein by reference to Tempus AI, Inc.’s Registration Statement on Form S-4 filed with the SEC on August 31, 2026)

(a)(2)	Letter to the Stockholders of Personalis (incorporated herein by reference to the Proxy Statement/Prospectus)

(a)(3)	Form of Proxy Card and Voting Instructions for the Personalis Special Meeting (incorporated herein by reference to the Proxy Statement/Prospectus)

(a)(4)	Notice of Special Meeting of Stockholders of Personalis (incorporated herein by reference to the Proxy Statement/Prospectus)

(a)(5)	Joint Press Release of Tempus and Personalis, dated July 20, 2026 (incorporated by reference to Exhibit 99.1 to Personalis’ Current Report on Form 8-K filed with the SEC on July 20, 2026)

(a)(6)	Investor Presentation of Personalis, dated July 20, 2026 (incorporated by reference to Personalis’ prospectus on Form 425 filed with the SEC on July 20, 2026)

(a)(7)	Social Media Posts, dated July 20, 2026 (incorporated by reference to Personalis’ prospectus on Form 425 filed with the SEC on July 20, 2026)

(a)(8)	Investor Call Transcript, dated July 20, 2026 (incorporated by reference to Personalis’ prospectus on Form 425 filed with the SEC on July 20, 2026)

(c)(1)	Opinion of Centerview Partners LLC (incorporated herein by reference to Annex B of the Proxy Statement/Prospectus)

(c)(2)	Opinion of TD Securities (USA) LLC (incorporated herein by reference to Annex C of the Proxy Statement/Prospectus)

(c)(3)	Opinion of Morgan Stanley & Co. LLC (incorporated herein by reference to Annex D of the Proxy Statement/Prospectus)

(c)(4)	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated February 2, 2026

(c)(5)	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated February 6, 2026

(c)(6)	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated April 28, 2026

(c)(7)	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated May 29, 2026

(c)(8)	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated June 5, 2026

(c)(9)**	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated June 19, 2026

(c)(10)**	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated June 25, 2026

(c)(11)**	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated June 30, 2026

(c)(12)	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated July 2, 2026

(c)(13)**	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated July 10, 2026

(c)(14)**	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated July 15, 2026

(c)(15)**	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated July 18, 2026

(c)(16)**	Discussion materials prepared by Centerview Partners LLC and provided to the Personalis Board, dated July 19, 2026

(c)(17)	Presentation prepared by TD Securities (USA) LLC and provided to the Personalis Board, dated July 19, 2026

(c)(18)	Preliminary Discussion materials prepared by Morgan Stanley & Co. LLC, dated July 18, 2026

(c)(19)	Discussion materials prepared by Morgan Stanley & Co. LLC, dated July 19, 2026

(d)(1)	Agreement and Plan of Merger, dated as of July 20, 2026, by and among Tempus AI, Inc., Personalis, Inc., Aviary Development, Inc., and Toucan Development, LLC (incorporated by reference herein to Exhibit 2.1 to Personalis’ Current Report on Form 8-K filed with the SEC on July 20, 2026)

(d)(2)	Voting Agreement, dated as of July 20, 2026, by and between Personalis, Inc. and Merck Sharp & Dohme LLC (incorporated by reference herein to Exhibit 10.1 to Personalis’ Current Report on Form 8-K filed with the SEC on July 20, 2026)

(d)(3)	Commercialization and Reference Laboratory Agreement, dated November 25, 2023, by and between Personalis, Inc. and Tempus AI, Inc. (incorporated by reference herein to Exhibit 10.1 to Personalis’ Current Report on Form 8-K filed with the SEC on November 28, 2023)

(d)(4)	Amendment No. 1 to the Commercialization and Reference Laboratory Agreement, dated August 16, 2024, by and between Personalis, Inc. and Tempus AI, Inc. (incorporated by reference herein to Exhibit 10.1 to Personalis’ Current Report on Form 8-K filed with the SEC on August 16, 2024)

(d)(5)	Amendment No. 2 to the Commercialization and Reference Laboratory Agreement, dated September 20, 2024, by and between Personalis, Inc. and Tempus AI, Inc. (incorporated by reference herein to Exhibit 10.2 to Personalis’ Quarterly Report on Form 10-Q filed with the SEC on November 6, 2024)

(d)(6)	Amendment No. 3 to the Commercialization and Reference Laboratory Agreement, dated December 13, 2024, by and between Personalis, Inc. and Tempus AI, Inc. (incorporated by reference herein to Exhibit 10.19 to Personalis’ Annual Report on Form 10-K filed with the SEC on February 27, 2025)

(d)(7)	Amendment No. 4 to the Commercialization and Reference Laboratory Agreement, dated July 8, 2025, by and between Personalis, Inc. and Tempus AI, Inc. (incorporated by reference herein to Exhibit 10.1 to Personalis’ Quarterly Report on Form 10-Q filed with the SEC on November 4, 2025)

(d)(8)	Amendment No. 5 to the Commercialization and Reference Laboratory Agreement, dated September 11, 2025, by and between Personalis, Inc. and Tempus AI, Inc. (incorporated by reference herein to Exhibit 10.2 to Personalis’ Quarterly Report on Form 10-Q filed with the SEC on November 4, 2025)

(d)(9)	Investment Agreement, dated August 16, 2024, by and between Personalis, Inc. and Tempus AI, Inc. (incorporated by reference herein to Exhibit 4.1 to Personalis’ Current Report on Form 8-K filed with the SEC on August 16, 2024)

(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex E of the Proxy Statement/Prospectus)

(g)	None.

107	Filing Fee Table.

**	Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 31, 2026

PERSONALIS, INC.

By:	/s/ Christopher Hall
Name:	Christopher Hall
Title:	Chief Executive Officer

TEMPUS AI, INC.

By:	/s/ James Rogers
Name:	James Rogers
Title:	Chief Financial Officer

AVIARY DEVELOPMENT, INC.

By:	/s/ James Rogers
Name:	James Rogers
Title:	Treasurer

TOUCAN DEVELOPMENT, LLC

By:	/s/ Andrew K. Polovin
Name:	Andrew K. Polovin
Title:	Manager

ERIC LEFKOFSKY

By:	/s/ Eric Lefkofsky
Name:	Eric Lefkofsky